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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                        SEC FILE NUMBER
                        NOTIFICATION OF LATE FILING         000-18839

                                 (Check One):


                                                          CUSIP NUMBER

    AMENDMENT NO. 1

[X] FORM 10-K AND FORM 10-KSB    [ ] FORM 20-F   [ ] FORM 11-K
[ ] FORM 10-Q AND FORM 10-QSB    [ ] FORM N-SAR

FOR PERIOD ENDED:  FOR THE FISCAL YEAR ENDED JUNE 30, 1997
[ ]    TRANSITION REPORT ON FORM 10-K
[ ]    TRANSITION REPORT ON FORM 20-F
[ ]    TRANSITION REPORT ON FORM 11-K
[ ]    TRANSITION REPORT ON FORM 10-Q
[ ]    TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:
                                 ---------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION


                    UNITED AMERICAN HEALTHCARE CORPORATION

                    1155 BREWERY PARK BOULEVARD, SUITE 200
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          Address of Principal Executive Office (Street and Number)

                           DETROIT, MICHIGAN 48207
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                           City, State and Zip Code

PART II-RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]  (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


Completion of the Company's Form 10-K Annual Report for the fiscal year ended June 30, 1997, and the audited consolidated financial statements related to the same period, cannot be completed until the audit of the Company's majority-owned subsidiary, OmniCare Health Plan, Inc. of Tennessee (Plan) has been completed by that company's independent auditors. The Company anticipates that such an audit will be completed on or before October 3, 1997. The main factors which caused the delay in the completion of the Plan's audit were: (1) The substantiation of the Plan's estimate of the medical claims liability by evaluating the incurred but not reported claims and claims recoverable from reinsurance based on actual claims experience subsequent to year end; (2) The evaluation of the collectibility of an accounts receivable from a former Plan contracted medical provider; and 3) Validation of medical claim credits due from various medical providers.

In addition, the Company recently executed an Agreement of Purchase and Sale of Stock in connection with the sale of stock of its wholly-owned subsidiary, Corporate Healthcare Financing, Inc., for a purchase price of $30,000,000, contingent upon the buyer securing adequate financing. The proposed transaction has required disclosure changes to the Company's financial statements. Additional details regarding this transaction will be included in the Company's Form 10-K.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                John. J. Walsh, Esq.       248             848-5000
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                     (Name)            (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X]  Yes      [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes      [ ]  No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant expects to report a loss for the year ended June 30, 1997, which will exceed the loss reported for the year ended June 30, 1996 of $2,748,000, or $0.42 per share. The amount of such current year loss is anticipated to be approximately $3,500,000, or $.53 per share. Significant contributing factors to the fiscal nineteen ninety seven loss include: (1) Tentative settlement of the shareholder lawsuit; (2) Bad debt expense related to valuation reserves for an account receivable and investments; (3) Income tax effect of converting an ordinary note receivable to a capital investment; (4) Recognition of rent expense for the estimated unleased rental space over the remaining life of the lease at the registrant's facility in Pennsylvania, and (5) Losses related to the registrant's Florida operations. The effect of these items amounted to approximately $.89 per share. This estimate remains subject to the completion of the OmniCare Health Plan, Inc. of Tennessee audit and thereafter the completion of the registrant's audit.


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                    UNITED AMERICAN HEALTHCARE CORPORATION
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                 (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 30, 1997                   By   /s/ Julius V. Combs
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                                               Julius V. Combs, Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).